UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

General Finance Corporation
(Name of Subject Company)

General Finance Corporation
(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

369822101
(CUSIP Number of Class of Securities)

Christopher A. Wilson
General Counsel, Vice President and Secretary
General Finance Corporation
39 East Union Street
Pasadena, CA 91103 (626) 584-9722
(Name, Address and Telephone Number, including area code, of Agent For Service)

With copies to:
John Rafferty
Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105
(415) 268-7000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents related to the proposed acquisition of General Finance Corporation (the “Company”), pursuant to the terms of an Agreement and Plan of Merger, dated as of April 15, 2021, by and among the Company, United Rentals (North America), Inc., a Delaware corporation (“United Rentals”) and UR Merger Sub VI Corporation, a wholly owned subsidiary of United Rentals (“Merger Sub”).

1.
Email from Jody Miller, President and Chief Executive Officer of General Finance Corporation to all employees of Pac-Van, Inc., Lone Star Inc., Southern Frac, LLC, PV Acquisition Corp. doing business as “Container King” and Royal Wolf dated April 26, 2021, a copy of which is attached hereto as Exhibit 99.1 and incorporate herein by reference.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Company securities, nor is it a substitute for the tender offer materials that United Rentals (North America), Inc., will file with the SEC. The solicitation and offer to buy Company stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, United Rentals and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. COMPANY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMPANY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Company stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting United Rentals or the Company. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at https://generalfinance.com/sec-information/ or by contacting the Company at info@generalfinance.com. Copies of the documents filed with the SEC by United Rentals will be available free of charge under the “Our Company—Investor Relations—SEC Filings” section on United Rentals’ internet website athttps://unitedrentals.gcs-web.com/sec-filings or by contacting Ted Grace, Vice President–Investor Relations of United Rentals’ Investor Relations Department at tgrace@ur.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, United Rentals’ parent company (United Rentals, Inc.) and the Company each file annual, quarterly and current reports and other information with the SEC, which are available to the public on the SEC’s website at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking statements that are based on the Company’s current expectations, including, among other things, statements regarding the expected tender offer and consummation of the acquisition of the Company, the payment of any consideration in connection therewith, and any assumptions underlying any of the foregoing. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to (1) the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all; (2) uncertainties as to how many of Company’s stockholders will tender their shares in the tender offer; (3) the possibility that the acquisition does not close; (4) the possibility that competing offers may be made; (5) risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of regulatory approvals from various governmental entities (including any conditions, limitations or restrictions placed on these approvals and the risk that one or more governmental entities may deny approval); (6) risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; (7) the risk that the business will not be integrated successfully; (8) disruption from the transaction making it more difficult to maintain business and operational relationships; (9) negative effects of this announcement or the consummation of the proposed acquisition on the market price of the Company’s or United Rentals’ common stock, credit ratings and operating results; (10) the risk of litigation and regulatory actions related to the proposed acquisition; (11) other business effects, including the effects of industry, market, economic, political or regulatory conditions; and (12) other unexpected costs or delays in connection with the acquisition. These forward-looking statements are made as of the date hereof, are based on current expectations and are subject to uncertainties and changes in condition, significance, value and effect as well as other risks detailed in documents filed with the Securities and Exchange Commission, including the Company’s most recent reports on Form 10-K and Form 10-Q and Current Reports on Form 8-K that the Company has filed and may file from time to time, which could cause actual results to vary from expectations. The Company assumes no obligation to, and does not currently intend to, update any such forward-looking statements after the date of this communication.

Exhibit No.	Description

99.1
Email from Jody Miller, President and Chief Executive Officer of General Finance Corporation to all employees of Pac-Van, Inc., Lone Star Inc., Southern Frac, LLC, PV Acquisition Corp. doing business as “Container King” and Royal Wolf dated April 26, 2021, a copy of which is attached hereto as Exhibit 99.1 and incorporate herein by reference.

EXHIBIT 99.1

Team,

Last week you learned the exciting news that our Company intends to join forces with United Rentals.

Matt Flannery, CEO of United Rentals, let you know personally of his excitement about the upcoming opportunity, the key attributes our Companies have in common, and most importantly, the great value and many benefits this partnership will bring to our employees and customers.

I’m sure the announcement came as a surprise to you and naturally caused some uncertainty, and I want to give you my personal perspective, which I hope will both alleviate any concerns you may have and give you the same level of anticipation, excitement and confidence that I have for the tremendous opportunity that lies ahead of us.

For several weeks, I’ve had the pleasure of spending time with and getting to know the leadership team at United Rentals.  What came very evident to me is their focus on the people and Company culture, which is the engine that drives their business success.  I learned of their commitment and resources dedicated to promoting employee training and development, career advancement, and giving back to communities. I also learned of their fierce protection of their own employees exemplified by their safety programs and unique “Compassion Fund” which has provided significant monetary and other assistance to employees in need.

And, perhaps most important, they have decided to join forces with our Team because we provide product and services that they want to grow to support their customers.  That means they need each of us to help with this new and exciting chapter and will provide many more opportunities.

I truly believe that collectively the team of Pac-Van, Container King, Lone Star Tank Rentals, Southern Fab, and United Rentals, once assembled, will be a powerful combination and will provide great opportunities for our entire Team!

Questions regarding the announcement can be sent to me or United Rentals at GFCquestions@UR.com

Thanks for all you do!!
Jody Miller